GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
610 LINCOLN STREET
WALTHAM, MASSACHUSETTS 94025
TELEPHONE: (781) 890-8800 FACSIMILE: (781) 622-1622
March 17, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Jeffrey Riedler and Mary Fraser
Mail Stop 6010

Re:	Vanda Pharmaceuticals Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 17, 2006
Dear Mr. Riedler and Ms. Fraser:
Vanda Pharmaceuticals Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on February 16, 2006.
On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated March 9, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the March 9 letter in italicized print, and the Company’s responses are provided below each comment.
Use of Proceeds — page 26
1.     We note the revisions you made in response to comment 19. However, you did not address all of the issues we raised. Please disclose how far along the development spectrum that you anticipate the proceeds will enable you to go. Also, disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from.

     RESPONSE TO COMMENT 1:
     The Company notes the Staff’s comment. The Company has revised its disclosure on page 26 to state more clearly that it intends to complete certain of the clinical trials set forth in the bulleted list, using the amount of proceeds set forth opposite each such trial. The Company does not anticipate requiring additional funds to complete such trials.
Capitalization — page 28
2.     Please refer to your response to your prior comment 22. The solid lines before and after “Accumulated deficit” were not moved to the “Total capitalization” line item as previously requested. Also, the Total stockholders’ equity and Total capitalization lines do not foot since the table excludes amounts for accumulated other comprehensive loss, and the amount for actual deferred compensation appears to be incorrect.
     RESPONSE TO COMMENT 2:
     The Company notes the Staff’s comment and has revised the table on page 28 in response thereto.
Selected consolidated financial data — page 32
3.     Please reinstate your balance sheet data disclosures as of December 31, 2003. Please refer to Rule 301 of Regulation S-K
     RESPONSE TO COMMENT 3:
     The Company notes the Staff’s comment and has reinstated its balance sheet data disclosures as of December 31, 2003.
Quantitative and qualitative disclosures about market risk — page 47
4.     Based on your disclosure on page 39, it appears that you may be subject to foreign currency exchange rate risk. Please provide the disclosures required by Rule 305 of Regulation S-K or disclose that your exposure to foreign currency exchange rate risk is not material.
     RESPONSE TO COMMENT 4:
     The Company notes the Staff’s comment and in response thereto has included additional disclosure regarding exchange rate risks on page 47 of Amendment No. 2.
Critical Accounting Policies

Stock-based compensation — page 50
5.     We are considering your response to prior comment 37. Please note we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed. Please address the following:
a.	We note in your response that you retroactively valued the common stock by discounting the estimated IPO price based on the timing and probabilities of major milestones or events compared to the estimated IPO price. Tell us the estimated IPO price, how you determined the discount to the estimated IPO price and the significant assumptions used to forecast the probabilities of major milestones or events.
b.	Since you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please expand your disclosure to provide the following:
•	Discuss the significant assumptions and methodologies used in determining fair value.
•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
•	The reason management chose not to obtain a contemporaneous valuation specialist.
     RESPONSE TO COMMENT 5:
     The Company has noted the Staff’s comment and has provided additional disclosure on pages 50-54 of Amendment No. 2 based on guidance received in various telephone conferences with Mr. Wyman of the Staff.
Business — page 53
License Agreements — page 65
6.     We note your response to comment 28. It remains unclear as to whether you have revised the disclosure to describe all material rights and obligations under the BMS agreement. Please either revise the disclosure to include all material rights and obligations or confirm that this is BMS’ only material right under the agreement.
     RESPONSE TO COMMENT 6:
     The Company notes the Staff’s comment and confirms to the Staff that the disclosure describes all of the material rights and obligations under the BMS agreement.

Principal stockholders — page 89
7.     We have considered your response to comment 32. Please revise the footnotes to disclose the extent of the named persons’ ownership interest in each of the funds.
     RESPONSE TO COMMENT 7:
     The Company notes the Staff’s comment. Based on a telephone conference between Gregg Griner of our offices and Ms. Fraser of the Staff, the Company has revised the relevant footnotes of the principal stockholders’ table to make clear that the extent of each named person’s pecuniary interest in the funds holding Company stock cannot currently be determined.
* * * *
Please do not hesitate to contact me at (781) 795-3670 if you have any questions or would like additional information regarding this matter.
Very truly yours,
/s/ STEVEN L. BAGLIO
Steven L. Baglio
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Mihael H. Polymeropoulos, M.D., Vanda Pharmaceuticals Inc.
William D. Clark, Vanda Pharmaceuticals Inc.
Steven A. Shallcross, Vanda Pharmaceuticals Inc.
Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Gregg A. Griner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Richard Truesdell, Davis Polk & Wardwell
Dana Willis, Davis Polk & Wardwell